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03032819

File No. 82-34735

October 8, 2003

SUPPL

03 OCT 21 AM 7:21

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Re: ASSA ABLOY AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
(File No. 82-34735)

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 294-6751. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Yours very truly,

Pierre J. Lorieau

Enclosure

cc: Martin Hamner, Controller
Nina Svensson, Esq.
Jeffrey H. Elkin, Esq.

dw 10/27

NY:813700.1

PRESS RELEASE

from ASSA ABLOY AB (publ)

8 October, 2003
no. 17/03

ASSA ABLOY acquires the Identification Technology business of ACG and the majority position in OMNIKEY AG

ASSA ABLOY has entered into an agreement to acquire the identification technology business of ACG Advanced Component Group AG and the majority position in OMNIKEY AG. ACG is an independent distributor and technology provider in the market for Radio Frequency Identification (RFID) technology and smart cards. OMNIKEY is a leading manufacturer of smart readers for IT applications.

ACG identification technology business covers all services along the value chain from procurement through to end-customer sales to the markets of smart cards and RFID technology. The business has been a part of the ACG Group since its foundation 13 years ago. ACG is based in Wiesbaden, Germany with distribution companies and sales activities in Europe, the Middle East, Asia, Australia, North and South America. Excluded from this transaction is ACGs mobile communications business.

The acquisition provides ASSA ABLOY with:

- Considerable depth and strength in the supply chain of RFID and smart card, and access to important technology and supply agreements.
- Excellent ACG distribution network covering Eastern Europe, China, Australia, and provides ASSA ABLOY with highly valuable resources in Germany, Austria and elsewhere in the EU.
- Entry into the emerging computer security market via OMNIKEY. The company represents a natural extension of ASSA ABLOY's strength in reader technology through the addition of IT applications. The Company has important relationships with key global IT partners such as Hewlett Packard and Microsoft.

The acquired businesses are projected to generate EUR 67 M in sales for 2003 and will be accretive to EPS from next year. The transaction will be closed within the next few weeks.

Further information can be obtained from

Göran Jansson, Executive Vice President and Chief Financial Officer, tel: +46 8 506 485 72

ASSA ABLOY AB (publ)
Box 70340, SE 107 23 Stockholm
Tel: +46 8 506 485 00, Fax: + 46 8 506 485 85
www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of approximately EUR 3 billion.